

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 2, 2017

Richard Hue
Chief Executive Officer
Gripevine Inc.
1282A Cornwall Road
Oakville, Ontario Canada L6J 7W5

> **Re: Gripevine Inc.**
> **Form 10-K for Fiscal Year Ended February 29, 2016**
> **Filed May 31, 2016**
> **File No. 333-196663**

Dear Mr. Hue:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Signatures, page 19

1. Please revise the second signature block to include the signature of your sole officer and director on behalf of the registrant and in his capacities of President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director. Please refer to the signature page of Form 10-K and instruction D(2) to Form 10-K.

Report of Independent Registered Public Accounting Firm, page 21

2. We note that your auditor opined on the financial statements as of and for the two-year period ended February 29, 2016 and 2015; however, the audit report is dated May 25, 2015. It is not clear how the audit report date can precede the most recent audited period, February 29, 2016. Please amend your filing to include a revised audit report obtained from your auditor that reflects a report date no earlier than the date on which the auditor has obtained sufficient appropriate evidence to support the auditor's opinion. Refer to paragraph .01 of PCAOB Auditing Standard 3110.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant at (202) 551-3562 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products